Exhibit 99.1

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Three months ended September 30, 2009 and 2008

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	June 30,
	2009	2009
	(unaudited)	(audited)
ASSETS

Current assets:
Cash and cash equivalents	$46,920	$124,344
Cash held in trust	6,360	8,631
Prepaid expenses and other	84,355	102,597
Total current assets	137,635	235,572
Property and equipment, net (note 3)	1,694,140	1,867,317
Intangible assets, net	2,576,942	2,580,623

TOTAL ASSETS	$4,408,717	$4,683,512

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$2,098,853	$2,279,283
Accrued liabilities	815,786	678,467
Dividend payable (note 9(c))	176,521	166,464
Loan payable, net of discount of $296,059 (note 6(b))	1,644,574	903,049
Debt portion of preferred shares (note 9(c))	6,610	2,706
Total current liabilities	4,742,344	4,029,969

Convertible debentures, net of discount of
$1,693,548 (note 6(a))	2,561,452	2,571,511
Total liabilities	7,303,796	6,601,480

Shareholders'equity:
Common shares, no par, unlimited shares authorized,
80,159,300 issued and outstanding
(June 30, 2009 - 70,012,835) (note 9(a))	16,626,200	14,543,614
Preferred shares - exchangeable, no par, 6,917,188 shares
authorized 467,188 issued and outstanding
(June 30, 2009 - 1,866,875) (note 9(b))	7,890	48,829
Preferred shares - series A convertible, no par, 27,500 shares authorized, 3,325 issued and outstanding
(June 30, 2009 - 3,325) (note 9(c))	1	1
Equity component of convertible debentures (note 6(a))	1,699,161	1,632,324
Equity component of loan payable (note 6(b))	405,295	194,513
Contributed surplus	6,480,106	8,128,860
Deficit accumulated during the development stage	(28,113,732)	(26,466,109)
Total shareholders' deficit	(2,895,079)	(1,917,968)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$4,408,717	$4,683,512

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board of Directors:

"Jeff Morhet"	Director	"David Warden"	Director
JEFF MORHET		DAVID WARDEN

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended
	September 30,
	2009	2008

Revenues
License fees	$-	$-
Other		-
Total revenues	-	-

Operating expenses (note 12)
Research and development	399,046	768,677
General and administrative	613,025	1,048,289
Total operating expense	1,012,071	1,816,966

Operating loss	(1,012,071)	(1,816,966)

Other income (expense):
Interest income	8	1,139
Interest expense (note 9(c))	(629,795)	(67,695)
Gain (loss) on sale of investments	(5,765)	-
Total other expense	(635,552)	(66,556)

Net loss and comprehensive loss	$(1,647,623)	$(1,883,522)

Deficit accumulated during the development stage,
beginning of period	$(26,466,109)	(18,554,222)

Deficit accumulated during the development stage,
end of period	$(28,113,732)	$(20,437,744)

Basic and diluted loss per share (note 10)	$(0.02)	$(0.03)

Weighted average number of common
shares outstanding (note 10)	77,785,081	75,267,511

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)
(Unaudited, unless otherwise noted)

								Equity		Deficit
			Preferred shares		Preferred shares			component	Equity	accumulated
	Common shares		exchangeable		series A convertible		Contributed	of convertible	component of	during the
	Shares	Amount	Shares	Amount	Shares	Amount	Surplus	debentures	loan payable	development stage
BALANCES, June 30, 2008 (audited)	69,621,116	$14,532,157	2,258,594	$60,286	22,565	$1	$8,523,406	-	-	$(18,448,885)
Placement fees	-	-		-	-		-	-	-	-
Preferred shares - series A debt accretion
(note 9(c))	-	-	-	-	-	-	(430)	-	-
Stock-based compensation (note 9(d))	-	-	-	-	-	-	45,451	-	-
Net loss	-	-	-	-	-	-	-	-	-	(1,883,522)
BALANCES, September 30, 2008	69,621,116	$14,532,157	2,258,594	$60,286	22,565	$1	$8,568,427	$-	$-	$(20,332,407)

BALANCES, June 30, 2009 (audited)	70,012,835	$14,543,614	1,866,875	$48,829	3,325	$1	$8,128,860	$1,632,324	$194,513	$(26,466,109)
Conversion of debentures	3,345,929	$334,592	-	-	-	-	-	-	-	-
Conversion of Preferred Shares - Exchangeable	1,399,687	40,939	(1,399,687)	(40,939)	-	-	-	-	-	-
Exercise of convertible prepaid warrants,
@ $0.45 (note 9(a))	5,400,849	1,707,055	-	-	-	-	(1,707,055)	-	-	-
Preferred shares - series A debt accretion
(note 9(c))	-	-	-	-	-	-	(3,904)	-	-	-
Equity component of convertible debentures	-	-	-	-	-	-	-	66,837	-	-
Equity component of loan payable	-	-	-	-	-	-	-	-	210,782	-
Stock-based compensation (note 9(d))	-	-	-	-	-	-	62,205	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	(1,647,623)
BALANCES, September 30, 2009	80,159,300	$16,626,200	467,188	$7,890	3,325	$1	$6,480,106	$1,699,161	$405,295	$(28,113,732)

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended
	September 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,647,623)	$(1,883,522)
Adjustments to reconcile net loss to net
cash provided by operating activities:
Depreciation and amortization	148,816	96,194
Accrued dividends preferred shares - series A	10,057	67,695
Accrued interest on debt	162,692
Stock based compensation	62,205	26,896
Non cash interest and accretion on debt	449,952	-
Loss on asset sale	5,765	-
Changes in non-cash operating working capital:
Accounts receivable	4,984	3,615
Prepaids and other assets	15,530	112,784
Accounts payable and accrued liabilities	147,217	311,707
Net cash used in operating activities	(640,405)	(1,264,631)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	-	(86,571)
Proceeds on sale of equipment	34,451	-
Acquisition of intangible assets	(12,174)	-
Capitalized development costs	-	(791,684)
Net cash provided by (used in) investing activities	22,277	(878,255)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from secured notes	540,704	-
Net cash provided by financing activities	540,704	-
Increase (decrease) in cash and cash equivalents	(77,424)	(2,142,886)

Cash and cash equivalents, beginning of period	124,344	3,121,819
Cash and cash equivalents, end of period	$46,920	$978,933

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

	Three months ended
	September 30,
	2009	2008
Supplementary information
Interest paid	$-	$-
Taxes paid	-	-
Non-cash investing and financing activities:
Capitalized compensation and depreciation	-	$84,983
Shares isssued upon exchange or conversion
of preferred shares	1,399,687	-
Shares issued upon exchange of prepaid warrants	5,400,849	-
Shares issued upon conversion of debentures	3,345,929	-
Services provided by directors and employees
in exchange for bridge loan	271,369	-
Services provided by consultants in exchange
for bridge loan	143,516	-

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

1.	Organization and Liquidity:

InNexus Biotechnology Inc. ("InNexus," "IXS" or the "Company") is incorporated under the laws of British Columbia. On July 3, 2003, the Company changed its name from Cusil Venture Corporation ("Cusil") to InNexus Biotechnology Inc. in connection with a business combination. The Company is a drug development company focused on commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (“DXLTM ") technology. DXLTM technology seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies. The Company is a development stage enterprise and commercial operations have not yet commenced.

The accompanying interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

In light of significant operating losses incurred in past years and the Company’s difficulty in generating revenues and in attaining positive cash flows from operations, there is significant doubt about the Company's ability to continue as a going concern. The Company's ability to realize its assets and discharge its liabilities depends on its ability to generate revenues and positive earnings and realize its strategic operating plans. Its ability to continue as a going concern also depends on its ability to obtain additional financing to meet its cash requirements as necessary. Over the past year, the Corporation has completed several financings and has restructured its operations to substantially reduce expenses going forward. Management is continuing its efforts to obtain additional financing as necessary. However, the Company has no assurance that it will be able to realize its strategic operating plans and generate revenues. As a result, it will require additional financing and there is no assurance that the Company will be able to obtain such additional financing, when required.

2.	Significant accounting policies:

(a) Basis of presentation:

The accompanying interim consolidated financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated June 30, 2009 except for the changes described below. The disclosures herein are incremental to those included within the annual financial statements and do not include all of the disclosures made in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements and related notes for the year ended June 30, 2009. They include the accounts of the Company and its subsidiaries InNexus, Inc. ("IXI"), InNexus Exchange Corp. ("IEC"), both of which are U.S. corporations, InNexus Biotechnology International Limited ("IBIL") and InNexus Bioscience (Barbados) Inc., Barbados corporations, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned. All intercompany transactions and balances have been eliminated.

Effective June 27, 2003, Cusil, which on July 3, 2003 changed its name to InNexus Biotechnology Inc., with its wholly owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of IXI. Concurrently, the shareholders of IXI obtained control of Cusil/lnNexus through the exchange of IXI shares for shares of the Company; as a result, Cusil/InNexus' transaction with IXI has been accounted for in these consolidated financial statements as a reverse takeover.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

2.	Significant accounting policies (continued):

Consequently, the consolidated statements of operations and deficit and cash flows for the period from IXI's incorporation on July 20, 1997 to June 30, 2003 reflect IXI's results from operations and cash flows combined with those of Cusil/InNexus from the reverse takeover on June 27, 2003 to June 30, 2003. In subsequent periods, the consolidated statements of operations, and deficit and cash flows reflect the results of operations and cash flows of the consolidated Company.

(b)	Development stage enterprise:

The accompanying consolidated financial statements have been prepared in accordance with the provisions of The Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline (AcG-11) Enterprises in the Development Stage.

(c)	Cash and cash equivalents:

Cash equivalents are highly liquid investments which are readily convertible to contracted amounts of cash having an original maturity of three months or less. Cash held in trust represents funds of the Company which are disbursed upon final closing of legal processes such as private placement agreements. Periodically, the Company's cash balances may be in excess of federally insured limits. At September 30, 2008, cash held in trust included amounts that are subject to a contested claim; the contested amounts are included in accounts payable. At September 30, 2009, the Company’s cash and cash equivalent balances included US$43,717 in United States dollars.

(d)	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on the straight line basis over the estimated useful lives from the time the equipment is put in use:

Asset	Rate

Laboratory equipment	five years
Computer hardware and software	three years
Office equipment	five years
Leasehold improvements	ten years

Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.

(e)

Technology rights:

Acquisition costs for technology rights are capitalized and amortized on a straight-line basis over their estimated useful lives of five years.

Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless they meet generally accepted criteria for deferral and amortization.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

2.	Significant accounting policies (continued):

Once they meet the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

The carrying value of technology rights does not necessarily reflect present or future values. The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

(f)	Impairment or disposal of long-lived assets:

The Company assesses the impairment of equipment or technology rights whenever events or changes in circumstances indicate that the carrying values may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. No provision for write-downs with respect to long-lived assets has been made to date.

(g)	Development contract:

During fiscal 2007, the Company entered into a contract with Royalty Pharma for the sale of potential future revenue rights to an undeveloped product (note 8(a)). The contract carries milestones which, if achieved, will trigger additional proceeds. The Company conducts development activities which complement the Company’s ability to meet these milestones. All proceeds received under the contract are non-refundable and carry no additional performance requirements. As a result, the Company recognized deferred proceeds as a commitment for drug development on the balance sheet and applied costs incurred for applicable development costs. As of September 30, 2009, all deferred proceeds have been applied to development costs. At the time the Company can establish precedence for the use of this type of contract as a recurring operating activity, deferred proceeds may be recognized as revenue in accordance with contractual reporting standards.

(h)	Financial instruments:

The carrying amounts of financial instruments, including cash, cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable, accrued expenses and contractual commitments approximate fair value due to the short maturity of these instruments.

(i)	Revenue recognition: Nonrefundable fees received under licensing agreements are recognized as revenue when the Company has completed all significant continuing obligations to the other party.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

2.	Significant accounting policies (continued):

	(j)	Stock-based compensation:

The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock- based Compensation and Other Stock-based Payments, to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation. The fair value of stock options is determined by the Black-Scholes Option Pricing Model.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are remeasured at each reporting date during the vesting period as the options are earned. Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period. All of the Company’s option grants have a graded vesting schedule; the Company measures related compensation costs on a straight-line basis over the requisite service period for the entire award.

	(k)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The Company recognizes in its financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. A valuation allowance is provided if it is more likely than not that some or all of the future tax asset will not be realized.

	(l)	Comprehensive income:

Comprehensive income is defined as the change in equity from transactions and other events from non- owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

	(m)	Net loss per common share:

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted loss per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

2.	Significant accounting policies (continued):

	(n)	Foreign currency translation:

The Company’s functional currency is the United States dollar. Reported balances for financial reporting have been translated into Canadian dollars using a convenience translation adjustment at the exchange rate as reported by the Bank of Canada as of the date of the balance sheet.

	(o)	Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of capitalized product development costs, technology rights, useful lives and methods for amortization, and valuation of stock options and warrants. Actual results may differ from those estimates.

	(p)	Reclassifications:

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current year. The reclassifications had no effect on net loss, loss per share or cash flows.

	(q)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. InNexus will be required to report interim and annual financial statements relating to fiscal periods beginning on July 1, 2011. The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

	(r)	Recent Accounting Pronouncements:

The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

CICA Handbook Section 1582, Business Combinations, establishes the standards for the accounting of business combinations, and stated that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at acquisition date fair value. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standard on business combinations.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

2.	Significant accounting policies (continued):

The Company will be required to adopt this standard prospectively for business combinations with acquisition dates no later than April 1, 2011. The Company is currently assessing the impact of adopting this standard on the financial statements.

CICA issued Handbook Section 1602, Non-Controlling Interests establishes the standards for accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on April 1, 2011. The Company is assessing the impact of adopting this standard on the financial statements.

(s)	Changes in Accounting Policies

As of July 1, 2008, the Company chose to adopt early the CICA Handbook Section 3064, Goodwill and Intangible Assets, which replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an intangible asset and the criteria for asset recognition as well as classifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. The change as result of early adoption of accounting standard in respect of development costs has been applied. The impact of adopting this standard had been to capitalize $876,667 of development costs related to the DXL625 product during the quarter ended September 30, 2008 and $0 during the quarter ended September 30, 2009.

3.	Property and equipment:

Equipment consists of the following:

	September 30,	June 30,
	2009	2009
Laboratory equipment	$1,943,561	$1,997,355
Computer hardware and software	156,132	159,374
Office equipment	223,053	223,053
Leasehold improvements	723,040	734,535
	3,045,786	3,114,317

Accumulated amortization	(1,351,646)	(1,247,000)
Total equipment, net	$1,694,140	$1,867,317

For the three months ended September 30, 2009 and 2008, the Company recorded $132,961 and $80,570 of amortization expense related to property and equipment.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

4.	Intangible Assets:

Intangible assets consist of the following:

	September 30,	June 30,
	2009	2009
Capitalized product development costs	$2,565,000	$2,565,000
DXL™ rights	254,076	254,076
Patents	12,174	-
1F7 rights	10,000	10,000
additional antibodies	312,482	312,482
	3,153,732	3,141,558

Accumulated amortization	(576,790)	(560,935)

Technology rights, net	$2,576,942	$2,580,623

For the three months ended September 30, 2009 and 2008, the Company recorded $15,855 and $15,624 of amortization expense related to intangible assets.

In July 2003, the Company notified the unrelated holder of the 1F7 license of their breach of a sub-license agreement held between two subsidiaries of the Company. The Company has ceased use of the sub-license pending resolution of the matter. The Company has concluded that there has not been a material impairment in the value of its acquired 1F7 rights.

5.	Accounts payable and accrued liabilities:

The Company’s accounts payable and accrued liabilities balances at September 30, 2009 and June 30, 2009 included amounts of US$2,008,811 and US$2,134,258, respectively, payable in United States dollars.

6.	Convertible debentures and loans:

(a) Convertible debentures:

On November 21, 2008, in a private placement, the Company issued $2,368,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $586,948, satisfaction of accrued and future expenses of $483,000 relating to services provided by board members and senior management of the Company and applied redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466 (note 8(c)). A non- related party received a $9,100 finder’s fee in accordance with policies of the TSX Venture Exchange.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

6.	Convertible debentures and loans (continued):

On December 19, 2008 in a private placement, the Company issued $1,696,000 of unsecured convertible debentures. The notes mature on November 20, 2010 and accrue interest at 10% payable quarterly beginning December 19, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $487,155 applied redemption of 9,240 preferred shares — series A at $100 per share and accrued dividends on the shares of $284,846. A non-related party received a $7,000 finder’s fee in accordance with policies of the TSX Venture Exchange.

On January 23, 2009 in a private placement, the Company issued $503,000 of unsecured convertible debentures. The notes mature on January 23, 2011 and accrue interest at 10% payable quarterly beginning January 23, 2010. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $93,000 and $403,000 of the placement was made with board members and senior management of the Company to satisfy accrued expenses for services provided.

In accordance with applicable standards, the debentures were accounted for in accordance with their substance and the liability and equity components on the relative fair values of each instrument. The value of the equity component of the debentures was determined, at the time of their issuance, by calculating the future conversion rights using the Black-Scholes model and the following assumptions on the date of issuance:

Dividend yield	0.0%
Risk-free interest rate	1.19% -1.85%
Expected life (years)	2
Expected volatility	104%

The debt is shown net of the amount allocated to equity. The debentures contain various specific covenants primarily related to payment of the debentures and restrictive covenants related to the nonpayment of dividends and the issuance of any debt without the written consent of the majority of the debenture holders.

There was $312,000 of convertible debentures voluntarily converted into 3,345,929 shares of common stock, including interest during the three months ended September 30, 2009.

(b)    Loan payable

On March 25, 2009, the Company entered into a loan facility with a group of investors for an aggregate amount of up to USD$2.5 million. The loan facility bears interest at 12.5% payable in cash or in common shares of the Company and matures 6 months from the date of drawdown. The Company is entitled to extend the term for a further 6 months. The loans are repayable at any time subject to a 5% penalty. In connection with the loan, the Company issued to the lenders common share purchase warrants obtained by 1) dividing each lender’s loan value by b) the then prevailing market price c) multiplied by 25%.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

6.

Convertible debentures and loans (continued):

Each warrant will entitle the holder to acquire one common share of InNexus at a price equal to the greater of $0.10 or the then prevailing market price. The purchase warrants are exercisable for the earlier of a period of 60 months from closing or complete repayment of the total loan. Proceeds of the loan facility were used for paying current liabilities and operating expenses for the Company’s continued research and development programs. At September 30, 2009, the Company had borrowed US$1,812,500 and issued 6,455,302 warrants under the loan facility, of which US$807,500 was borrowed from senior management and consultants of the Company. The loans are secured by all of the Company’s present and after acquired personal property and accounts receivable. The loans contain various specific convents that include: the repayment of the loans and related interest; cannot sell or dispose of assets over CAD$250,000 other than in the normal course of business; cannot declare or pay any dividends on shares of InNexus’ capital stock; cannot redeem, retire, or purchase any shares of InNexus’ stock; the remuneration payable to any employee/officer cannot increase more than 15% unless approved by an independent compensation committee; must maintain corporate existence and provide information available to the Board of Directors to the loan holders based upon reasonable requests.

In accordance with applicable standards, the loans were accounted for in accordance with their substance and the liability and equity components on the relative fair values of each instrument. The value of the equity component of the transaction was determined by valuing the warrants, at the time of their issuance, using the Black-Scholes model and the following assumptions on the date of issuance:

Dividend yield	0.0%
Risk-free interest rate	1.78% - 2.77%
Expected life (years)	5
Expected volatility	88% -143%

The fair value of the warrants is presented as part of the Shareholders’ equity.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

6.	Convertible debentures and loans (continued):

The following table presents a summary of the Company’s convertible debentures and loans as of:

	September 30, 2009
Convertible Debentures	Liability component	Equity component
Balance , beginning of year	$2,571,511	$1,632,324
Conversion of debentures	(312,000)	-
Interest accretion	301,941	66,837
Balance, end of year	2,561,452	1,699,161
Current portion	-	-
Long-term portion	$2,561,452	$1,699,161

	September 30, 2009
Loan payable	Liability component	Equity component
Balance , beginning of year	$903,049	$194,513
Net borrowings	660,351	210,782
Interest accretion	81,174	-
Balance, end of year	1,644,574	405,295

Current portion	1,644,574	-

Long-term portion	$-	$405,295

7.	Related parties:

There were no related party transactions during the three months ended September 30, 2009 and 2008, respectively.

8.	Commitments and contingent liabilities:

(a) Development commitments:

On June 6, 2007, the Company sold to RP Dynamic™Cross-Linking LP ("Royalty Pharma" - an unrelated party) rights to potential future revenues for DXL™ products to be developed with the Company's technologies using two antibodies to be selected by Royalty Pharma. Royalty Pharma purchased rights to the first antibody on June 6, 2007 and exercised its option for the purchase of rights to the second antibody on February 7, 2008. The sales entitle Royalty Pharma to 50% of the revenues of DXL™ products developed from each of the selected antibodies.

Sale proceeds are committed to use within the Company's research activities. If both parties agree that the Company's development of each antibody has reached a mutually agreed potency target, Royalty Pharma must elect to either 1) pay an additional US$15,000,000 to the Company for additional development of each antibody within twelve months of meeting the potency target, or 2) incur a reduction of its purchased rights from 50% to 10% of revenues on the future products.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

8.	Commitments and contingent liabilities (continued):

If Royalty Pharma selects option (2), the Company will have the right to sell the DXL™ product to a third party. In the event InNexus enters into a third party agreement and Royalty Pharma does not elect to make the additional payment, its revenue interest will be calculated based upon 10% of the payments made to InNexus by the third party (subject to a floor of 5% of the third party's net sales) instead of 10% of net sales of future products.

The Company received US$2,000,000 in June 2007 for the sale rights to the first antibody product and US$2,500,000 in February 2008 for the second. All proceeds were restricted until spent on research and development activities and were reported as a commitment for drug development on the balance sheet. In February 2008, InNexus met accounting criteria for capitalization of its first antibody, DXL625, and began capitalization of unreimbursed development expenses in accordance with CICA Handbook Section 3064, Goodwill and Intangible Assets. The Company capitalized $876,667 in unreimbursed development expenses for the three months ended September 30, 2008 and $0 for the three months ended September 30, 2009.

Development costs for products giving rise to royalties under the contract during the three months ended September 30, 2009 and 2008 included expenses of $0 and $601,108 respectively.

In March 2008 at the annual general meeting, the shareholders approved payment of compensation to the Company’s CEO as consideration for additional proceeds, if any, received by the Company under the Royalty Pharma contract. As of September 30, 2009, no additional proceeds had been received, and no additional compensation was owed.

Technology rights:

In October 2004, the Company acquired all rights, title and interest to technology rights for specific additional antibodies from ImmPheron, which subsequently became a related party. Consideration included a royalty of 3% on net sales of any products the Company develops from the antibodies, and payment, if any, of 10% of income received by the Company from third party licenses of products developed from the antibodies. As of September 30, 2009, no such royalties had become payable by the Company.

(b)	Leases:

The Company has entered into operating leases for office and laboratory space located at the Mayo Clinic’s MCCRB Building in Scottsdale, Arizona with non-cancelable lease payments of US$ 46,710 per month through September 2016.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

8.	Commitments and contingent liabilities (continued):

Aggregate minimum annual lease commitments under non-cancelable operating leases as of September 30, 2009 are as follows:

US$

2010 (nine months remaining)	$420,390
2011	560,520
2012	560,520
2013	560,520
2014	560,520
Thereafter	1,261,170

$3,923,640

Gross expenses incurred under operating leases were (CAN$) $204,211 and $183,229 for the three months ended September 30, 2009 and 2008, respectively. For the three months ended September 30, 2009, the Company received $109,766 and $31,987 for the three months ended September 30, 2008 of sub-lease income against gross rent expense.

(c)	Contingent liabilities:

From time to time the Company is involved in litigation relating to claims arising from its operations in the normal course of business. The Company utilizes various risk management strategies, including employee education and the maintenance of liability insurance against certain risks.

Subject to the uncertainty inherent in all litigation, the Company does not believe at the present time that the resolution of these legal proceedings is likely to have a material adverse effect on the Company's financial position, operations or cash flows.

9.	Share capital:

	(a)	Common shares:

As of September 30, 2009, 467,188 common shares had been allocated for issuance upon the conversion of exchangeable preferred shares of IEC. In July 2009, 491,055 common shares were released from escrow in accordance with terms of their June 2003 issuance.

In June 2008, the Company completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non- transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share of the Company at no additional cost. Each prepaid warrant also entitles the holder to purchase one common share for $0.35 for a five year period from closing.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

9.	Share capital (continued):

In conjunction with this placement, the Company recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share of the Company for $0.25 for a three year period from closing. All securities were subject to a hold period which expired on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. Share warrants were valued using the Black-Scholes model using the following assumptions:

	Share Warrants	Agent Warrants
Dividend yield	0%	0%
Risk-free interest rate	3.46%	3.30%
Expected life (years)	2.5	1.5
Expected volatility	157%	136%
Forfeiture rate	10%	12%

In February 2008, the Company completed a non-brokered private placement of 1,136,363 units with the Chief Executive Officer (“CEO”) for proceeds of CD$250,000. Each unit is comprised of one common share and one warrant. Each warrant is convertible into one common share of the Company at an exercise price of $0.22. The warrants expire on February 6, 2010. Issuance costs of $2,750 were netted against proceeds. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	3.12%
Expected life (years)	2
Expected volatility	99%
Forfeiture rate	0%

In June 2007, as part of an agreement for the sale of future revenue rights (Note 8(a)), the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are restricted for use within the Company’s normal operating activities.

In August 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325 (note 9(e)). Each unit contained one prepaid warrant which is convertible into one common share of the Company at no additional cost. As of September 30, 2009, 11,832,954 of the 12,078,500 prepaid warrants were converted into common shares.

In September 2005, the Company completed a private placement of 2,020,000 units at $0.25 for gross proceeds of $505,000. Each unit consisted of one common share and one non-transferable share warrant. Each warrant entitled the holder to purchase one common share for $0.30 until expiry in September 2006. In conjunction with this placement, the Company paid issuance costs of $14,207 and finder's fees of $32,250.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

9.	Share capital (continued):

	(b)	Exchangeable preferred shares:

Exchangeable preferred shares are convertible at the option of the holder into an equal number of common shares of the Company. The shares do not accrue dividends. In July 2009, 1,399,687 exchangeable preferred shares were released from escrow in accordance with terms of their June 2003 issuance.

	(c)	Series A convertible preferred shares:

In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders' fees of 8% of the gross proceeds and 660,000 warrants Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years. Each preferred share is convertible into 400 common shares of the Company at the option of the holder for a period of five years after issuance. During the quarter ended September 30, 2009 and the year ended June 30, 2009, $10,057 and $142,234 of dividends, respectively, were accrued.

Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 per share for five years from the closing date. The issuance allows for cashless conversion.

In the event that the prevailing market price of the Company’s common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends. Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a "follow on" conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period, or at the discount to market price permitted under the TSX Venture Exchange's rules if issued with a four month hold period. The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders' conversion option. At September 30, 2009 and June 30, 2009, the allocation of the shares' value to the debt component was $6,610 and $2,706, respectively, as reported in current liabilities.

The Company allocated the placement proceeds to the preferred shares and warrants based on the relative fair values of each instrument. The valuation of the warrants using the Black-Scholes model and the following assumptions on the date of issuance resulted in a value higher than the total proceeds:

Dividend yield	0.0%
Risk-free interest rate	3.94%
Expected life (years)	5
Expected volatility	73%

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

9.	Share capital (continued):

Furthermore, the beneficial conversion valuation for the preferred shares also resulted in an amount larger than the total proceeds. Since both instruments individually were determined to have values in excess of the gross proceeds, the valuation of proceeds less issuance costs was split evenly between the preferred shares and warrants, with the $1 debt portion allocated from the share value.

On November 21, 2008, in a private placement, the Company issued $1,691,000 of unsecured convertible debentures. For the notes, the Company received cash proceeds of $406,528, and applied a redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466. On December 19, 2008 in a private placement, the Company issued $1,696,000 of unsecured convertible debentures. For the notes, the Company received cash proceeds of $487,155, applied a redemption of 9,240 preferred shares — series A at $100 per share and accrued dividends on the shares of $284,846. (note 6(a)). For the total issuance, the difference between the debentures issued of $3,387,000 and the cash proceeds, redemptions of preferred shares, fees related to the placement and accrued dividends was $1,086,848 which was recorded as a discount to the debentures to be charged to interest expense over the life of the convertible debentures.

(d)	Stock options:

At September 30, 2009, InNexus Biotechnology Inc. has a stock option plan which is described below. Amounts recognized in the financial statements with respect to these plans are as follows:

	Three months ended
	September 30,
	2009	2008

Total cost of stock options during the period	$62,205	$45,451

Amounts charged against income, before income tax benefit	$62,205	$45,451

InNexus Biotechnology Inc.’s Stock Option Plan (the “Plan”) was approved by the shareholders on December 20, 2005 and last amended by the shareholders on June 30, 2009. The plan permits the grant of common share options for up to 13,924,223 shares of common stock. Stock option awards are granted with an exercise price at or above the market price of the Company shares at the date of grant. All option grants have a graded vesting schedule whereby each grant vests ratably over an eighteen month period. Certain share options provide for accelerated vesting if there is a change in control (as defined in the Plan).The fair value of each share option award is estimated on the date of grant using the Black-Scholes option pricing model based on the assumptions noted in the following table. Because fair value pricing models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of InNexus’ shares and other factors such as expected changes in volatility arising from planned changes in InNexus’ business operations. InNexus uses historical data to estimate share option exercise and employee departure behavior used in the Black-Scholes option pricing model; groups of Plan participants (employees and non-employees) that have similar historical behaviors are considered separately for valuation purposes.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

9.	Share capital (continued):

The expected term of share options granted is estimated as the average midpoint between vesting dates and expiration dates for the grant; it represents the estimated period of time that the options are expected to be outstanding. The risk-free rate for periods within the contractual term of the share option is based on the Government of Canada marketable bonds with an average yield of the expected lives of the options as reported by the Bank of Canada. The range of exercise prices for the stock option awards are $0.06 to $0.71 as of September 30, 2009.

	Three months ended
	September 30,
	2009	2008

Expected volatility	68 - 129%	90 - 116%

Weighted-average volatility	119%	99%

Expected dividends	-	-

Expected term (in years)	1.4 - 5 years	1.4 - 2.9 years

Risk-free rate	0.78% - 3.27%	2.85 - 4.57%

Expected forfeiture rate	1 - 12%	1 - 11%

Weighted-average issuance fair value	$0.13	$0.13

Total Intrinsic value of options exercised	-	-

A summary of share option activity under the Plan as of September 30, 2009 and changes during the period then ended is presented below:

			Weighted-
		Weighted-	average
		average	Remaining
	Number of	Exercise Price	Contractual	Aggregate
	Options	($)	Term (Years)	Intrinsic Value
Outstanding at July 1, 2009	11,141,750	$ 0.25	3.55	-
Granted	1,000,000	$ 0.08	4.85	-
Exercised	-	$ 0.00	-	-
Forfeited	(112,700)	$ 0.20	3.92	-
Expired	-	$ 0.00	-	-

Outstanding at September 30, 2009	12,029,050	$ 0.24	3.42	-
Exercisable at September 30, 2009	7,850,216	$ 0.32	2.77	-

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

9.	Share capital (continued):

A summary of the status of InNexus’ non-vested stock options as of September 30, 2009, and changes during the period then ended is as follows:

		Weighted-
		average Grant
	Number of	Date Fair Value
	Options	($)
Nonvested at July 1, 2009	4,369,774	$0.07
Granted	1,000,000	$0.08
Vested	(1,168,273)	$0.08
Forfeited	(22,667)	$0.04

Nonvested at September 30, 2009	4,178,834	$0.07

As of September 30, 2009, there was $239,710 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.6 years.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

9.	Share capital (continued):

(e)	Share price warrants

For the quarter ended September 30, 2009:

Exercise	Exercise				Expired/	September 30,
Expiry Date	price	June 30, 2009	Granted	Exercised	forfeited	2009

January 26, 2010	0.67	150,000	-	-	-	150,000
January 26, 2010	1.34	150,000	-	-	-	150,000
February 6, 2010	0.22	1,136,363	-	-	-	1,136,363
October 7, 2010	0.25	5,283,000	-	-	-	5,283,000
October 7, 2010	0.25	660,000	-	-	-	660,000
June 17, 2011	0.25	1,320,200	-	-	-	1,320,200
June 17, 2013	0.35	19,720,000	-	-	-	19,720,000
April 1, 2014	0.10	500,000		-	-	500,000
April 2, 2014	0.10	483,397		-	-	483,397
April 29, 2014	0.10	253,876		-	-	253,876
May 1, 2014	0.10	179,052		-	-	179,052
May 14, 2014	0.10	355,426		-	-	355,426
May 27, 2014	0.10	93,329		-	-	93,329
May 28, 2014	0.10	135,401		-	-	135,401
June 1, 2014	0.10	424,750		-	-	424,750
June 12, 2014	0.10	164,727		-	-	164,727
June 19, 2014	0.10	232,085		-	-	232,085
June 30, 2014	0.10	234,839		-	-	234,839
July 6, 2014	0.10		307,368			307,368
July 15, 2014	0.10		1,248,926			1,248,926
July 31, 2014	0.10		273,435			273,435
August 3, 2014	0.10		359,661			359,661
August 14, 2014	0.10		254,093			254,093
August 24, 2014	0.10		96,598			96,598
August 31, 2014	0.10		405,579			405,579
September 15, 2014	0.10		253,320			253,320
September 30, 2014	0.10		199,440			199,440
None	0.00	5,646,395	-	(5,400,849)	-	245,546

		37,122,840	3,398,420	(5,400,849)	-	35,120,411

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

9.	Share capital (continued):

For the year ended June 30, 2009:

Exercise	Exercise				Expired/
Expiry Date	price	June 30, 2008	Granted	Exercised	forfeited	June 30, 2009

August 10, 2008	0.50	177,778	-	-	(177,778)	-
August 25, 2008*	0.50	6,366,317	-	-	(6,366,317)	-
March 15, 2009	1.17	322,925	-	-	(322,925)	-
January 26, 2010	0.67	150,000	-	-	-	150,000
January 26, 2010	1.34	150,000	-	-	-	150,000
February 6, 2010	0.22	1,136,363	-	-	-	1,136,363
October 7, 2010	0.25	5,283,000	-	-	-	5,283,000
October 7, 2010	0.25	660,000	-	-	-	660,000
June 17, 2011	0.25	1,320,200	-	-	-	1,320,200
June 17, 2013	0.35	19,720,000	-	-	-	19,720,000
April 1, 2014	0.10		500,000	-	-	500,000
April 2, 2014	0.10		483,397	-	-	483,397
April 29, 2014	0.10		253,876	-	-	253,876
May 1, 2014	0.10		179,052	-	-	179,052
May 14, 2014	0.10		355,426	-	-	355,426
May 27, 2014	0.10		93,329	-	-	93,329
May 28, 2014	0.10		135,401	-	-	135,401
June 1, 2014	0.10		424,750	-	-	424,750
June 12, 2014	0.10		164,727	-	-	164,727
June 19, 2014	0.10		232,085	-	-	232,085
June 30, 2014	0.10		234,839	-	-	234,839
None	0.00	5,646,395	-	-	-	5,646,395

		40,932,978	3,056,882	-	(6,867,020)	37,122,840

* 65% warrants must be remitted in sufficient numbers to allow issuance of common shares at their 100% equivalent units. All warrants reported are reported as 100% equivalent units.

In June 2008, the Company issued 4,000,000 prepaid warrants, 19,720,000 stock purchase warrants and 1,320,200 agent warrants in connection with a brokered private placement (see note 8(a)). The prepaid warrants have no expiry date and no exercise price. The stock purchase warrants and agent warrants may each be converted into one common share of the Company at exercise prices of $0.35 and $0.25, respectively.

The stock purchase warrants and agent warrants have exercise periods of five and three years, respectively. The prepaid warrants were valued using the Company’s stock price and the stock purchase and agent warrants were valued using the Black-Scholes model using the assumptions in note 8(a).

In February 2008, the Company issued 1,136,363 stock purchase warrants in a private placement with the Chief Executive Officer. The warrants have an exercise price of $0.22 and may be exercised over a 2 year period. The warrants were valued using the Black-Scholes model using the assumptions in note 8(a).

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

9.	Share capital (continued):

During the quarter ended September 30, 2009, the Company issued 3,398,420 stock purchase warrants to lenders related to loans made to the Company. The warrants were issued by 1) dividing each lender’s loan value by b) the then prevailing market price c) multiplied by 25%. The warrant price was equal to the greater of $0.10 or the previous day closing market price of the Company’s common stock. The stock purchase warrants are exercisable for the earlier of a period of 60 months from closing or complete repayment of the total loan.

Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.

10.	Net loss per share:

Basic and diluted losses per share have been computed by dividing the net loss available to common shareholders including prepaid warrant holders for each respective period by the weighted average shares outstanding during that period. All non-prepaid warrants, options and convertible preferred shares representing 13,373,634, and 19,244,103 incremental shares for the three months ending September 30, 2009 and 2008, respectively, have been excluded from the computation of diluted loss per share as they are antidilutive due to the losses generated. For September 30, 2009 and 2008, net loss available for common shareholders has been increased by $176,521and $671,236, respectively, for accrued dividends payable to shareholders of preferred stock - Series A.

11.	Income taxes:

At September 30, 2009, the Company has available losses for tax purposes in Canada of approximately $5,000,000 that may be applied to reduce Canadian taxable income until 2029. The Company has US net operating losses of approximately US$15,400,000 which may be applied to reduce US taxable income until 2029. The use of the Company’s net operating loss carry forwards may be limited due to issuances of equity securities and related changes in ownership.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

12.	Operating expenses:

The Company's operating expenses consist of the following:

	Three months ended September 30,
	2009	2008
Research and development:
Compensation	$73,804	$256,150
Benefits and payroll taxes	5,007	18,934
Amortization expense	109,203	66,429
Communications	289	2,867
Conferences and employee training	-	10,622
Consulting fees	69,904	86,847
Stock based compensation	14,041	16,312
Scientific advisory board	35,660	23,270
Director fees	-	19,215
Legal and accounting	2,270	20,924
Office and general expense	5,185	30,928
Insurance	-	385
Marketing	-	6,735
Rent	61,106	76,412
Research Studies	-	48,193
Research Supplies	18,737	41,657
Travel	3,840	42,797
Total research and development	399,046	768,677

General and administrative
Compensation	86,101	353,565
Benefits and payroll taxes	30,626	40,618
Amortization expense	39,613	29,765
Communications	6,163	4,032
Conferences and employee training	-	26,872
Consulting fees	406,689	37,341
Stock based compensation	48,164	7,235
Director fees	-	144,344
Finance charges	1,533	1,134
Foreign currency translation	(148,655)	(63,125)
Insurance	28,421	22,015
Legal and accounting	35,562	303,282
Marketing and promotion	(5,632)	10,708
Office and general	24,383	39,750
Publications and research	1,992	414
Rent	33,339	44,401
Transfer, license and fees	15,753	684
Travel	8,973	45,254
Total general and administrative:	613,025	1,048,289

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

13.	Development Stage Products:

The Company has commenced multiple projects, all of which are related to the commercialization of our DXL™ technology for improving the therapeutic potency of existing monoclonal antibody products. DXL625, DXL702, DXL1218 and current development efforts related to specific products. DXLdiagnostics is an improved antibody-based diagnostics test and our DXLmouse will facilitate in vivo recombinant production techniques of our DXL™ antibodies.

Project totals to date as of September 30:

	2009		2008
	DXL625	DXL702	DXL625	DXL702

Capitalized costs	$2,565,000	$-	$876,667	$-

Contractual reimbursements of
development expenses	$-	$-	$-	$-

Net capitalized costs	$2,565,000	$-	$876,667	$-

Development expenses	$-	$2,171,914	$1,788,486	$1,728,326

Contractual reimbursements of
development expenses	$-	$-	$(1,788,486)	$(1,127,218)
Development expenses
recognized in income	$-	$2,171,914	$-	$601,108

14.	Financial instruments:

Financial instruments of the Company consist of cash and cash equivalents, cash held in trust, prepaid expenses and other current assets, accounts payable, accrued liabilities, dividends payable, loans payable, the debt portion of preferred shares, and the liability component of convertible debentures.

The fair value of cash and cash equivalents, cash held in trust, prepaid expenses and other current assets, accounts payable, accrued liabilities, and dividends payable approximates their carrying amount due to their immediate or short-term maturity. The debt portion of preferred shares and the liability component of convertible debentures are carried at amortized cost using an effective interest rate method. The Company has classified its financial instruments as follows:

	September 30,	June 30,
	2009	2009
Financial assets
Cash and cash equivalents, cash held in trust
held-for-trading, recorded at fair value	$53,280	$132,975
Accounts receivable, prepaid and other current
assets held-for-trading, recorded at fair value	$84,355	$102,596

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

14.	Financial instruments (continued):

Financial liabilities
Accounts payable, accrued liabilities and
dividends payable recorded at amortized cost	$3,091,159	$3,124,214
Debt portion of preferred shares recorded at
amortized cost	$6,610	$2,706
Commitment for drug development recorded at
amortized cost	—	—
Convertible debentures, net of discount	$2,561,452	$2,571,511
Loan payable, net of discount	$1,644,574	$903,049

The Company has not identified or measured any embedded derivatives that require separation for the three months ended September 30, 2009 or the year ended June 30, 2008. The Company is required to identify and measure embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of loss in the period the change occurs.

The Company did not have any available-for-sale financial instruments during the quarter ended September 30, 2009 or the year ended June 30, 2009.

(a) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and equivalents. The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the "Company’s ability to meet its liquidity needs, and to provide high returns within those parameters. Cash and equivalents are on deposit with a Canadian chartered bank and an FDIC insured American bank. Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and short-term investments that earn interest at market rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Based on the net exposures as at September 30, 2009, and assuming that all other variables remain constant, a 1% appreciation or deterioration of the interest rate would result in no decrease/increase in the Company’s net loss for the quarter ended September 30, 2009.

Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations due to the short term maturity of the investments held.

(b) Currency risk

The Company is not exposed to interest rate risk arising from the debt portion of its preferred shares — series A stock, or from the secured debentures or loan payable as the dividend or interest is at a fixed rate.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

14.	Financial instruments (continued):

However, should market interest rates vary significantly; the Company could be accruing dividends and interest at a rate either higher or lower than market rates. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates primarily within the United States, although a significant portion of its expenses are incurred in Canada (“Canadian dollar”). The Company also incurs a small number of transactions in Barbados, whose totals are considered to have an insignificant effect on financial reporting. The Company has not entered into foreign exchange derivative contracts. The Company has short-term loans denominated in US dollars of US$1,812,500 at September 30, 2009.

A significant change in the currency exchange rates between the Canadian dollar relative to the US dollars could have an effect on the Company’s results of operations, financial position or cash flows.

The Company is exposed to currency risk through its net assets denominated in US dollars as follows:

		September 30, 2009	June 30, 2008
		US $	US $
Cash and cash equivalents		$43,717	$99,421
Accounts payable and accrued liabilities	$	(2,008,811)	$(2,134,258)

		$(1,965,094)	$(2,034,837)

Based on the above net exposures at September 30, 2009, and assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the US dollar would result in a decrease/increase of $ 98,255 in the Company’s net loss.

(c)     Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations as they become due. Since inception, the Company has financed its cash requirements primarily through issuances of securities, cost recoveries, licensing fees, reimbursements for drug development, short-term borrowings, long-term debt including convertible debentures, and interest income. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent upon obtaining additional financing or executing other strategic options, however, there is no assurance that the Company will achieve these objectives. Accounts payable and accrued liabilities include past due liabilities of $2,151,562 at September 30, 2009.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Three month period ended September 30, 2009

15.	Capital management:

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts including its DXL 625 program and to maintain its ongoing operations. The Company includes cash and cash equivalents, liability component of convertible debentures, liability component of loans payable, debt portion of convertible preferred shares and shareholders’ deficit in the definition of capital. A summary of the Company’s capital structure is as follows:

	September 30,	June 30,
	2009	2009

Cash and cash equivalents	$46,920	$124,344
Liability component of convertible debentures	2,561,452	2,571,511
Loans payable	1,644,574	903,049
Debt portion of convertible preferred shares	6,610	2,706
Shareholders' deficit	(2,895,079)	(1,917,968)

	$1,364,477	$1,683,642

During the first quarter of FY 2010, the Company continued to scale back its Scottsdale, Arizona operations in an effort to conserve capital. This included laying off and furloughing employees and reducing other operating costs. The Company is aggressively pursuing a number of alternatives to raise additional capital in the near term including seeking additional equity funding, entering into licensing and purchase agreements and selling equipment.

16.	Subsequent events:

From the period from October 1, 2009 to November 13, 2009, the Company borrowed US$290,000 under their loan facility and issued 857,428 share purchase warrants to the lenders, of which US$70,000 was borrowed from senior management of the Company and 233,050 warrants were issued to senior management in lieu of salaries.

On October 2, 2009, 1,244,703 share purchase warrants were exercised at an exercise price of $0.10. As of November 13, 2009 there were 34,733,136 share purchase warrants outstanding.

On October 2, 2009, several lenders of bridge loans converted $764,043 of principal due them into 8,301,086 shares of common stock including interest and prepayment charges. On October 2, 2009, a holder of a $32,000 convertible debenture voluntarily converted it into 343,321 shares of common stock, including interest.